April 20, 2005

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re:  Brampton Crest International, Inc.

  Form 10 - SB-12G:
  GENERAL FORM FOR REGISTRATION OF SECURITIES
  FOR SMALL BUSINESS ISSUERS

  File No. 000-51207
  Attn: Matt Franker ; Lesli Sheppard; Pamela A. Long:
  Scott Watkinson; Rufus Decker


Ladies and Gentlemen:

Brampton Crest International, Inc., a Nevada corporation (the "Company"), hereby files its Form 10-SB-12G, Amendment Number One; General Form for Registration of Securities for Small Business Issuers (the "Form 10-SB" filed with the Securities and Exchange Commission (the "Commission") on March 17, 2005 and responds to your comments in your letter dated April 5, 2005.


General

1. We note from your disclosure that you are a development stage company. We also note from page 17 your recent agreement with Merrill Lynch to provide assistance in "acquiring a business or entering into a business combination." We further note your new disclosure that "management intends to actively pursue a business transaction that will enhance shareholder value through amalgamation with a revenue producing business." In light of this, we believe that your proposed business plan maybe commensurate in scope with the uncertainty ordinarily associated with a "blank check" company. Please give us supplementally a reasonably detailed analysis as to why you do not believe you are a blank cheek company. We may have further comments based on your response.


The term "blank check company" shall mean a company that:

i. Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and


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ii.      Is  issuing  "penny  stock,"  as  defined  in  Rule  3a51-1  under  the
         Securities Exchange Act of 1934.


The Company has been developing demonstrable steps towards pursuing its business plan beyond simply declaring its mission. After jettisoning their former business through the bankruptcy proceeding, the Company prepared and reformulated its business plan and operations. In effect, it has evolved into an early stage company with nominal assets and nominal operations. In furtherance of their business plan, the Company has been infused with initial capital, allowing the Company to be an operating business maintaining certain assets and even minimal operations.

The Company is in the business of marketing and selling consumer cosmetics and non-prescription dermatology products. The Company entered into an independent contractor agreement on November 15, 2004 to market and sell these products initially through the existing customer base of the independent contractors and then to new customers as they are acquired. The Company pays the independent contractors commissions plus reimbursement of out-of-pocket expenses. Currently the independent contractors are selling a line of non-prescription skin care products supplied by Dermazone Solutions, LLC and that were purchased by the Company from RX USA Marketing per its sub-distributor agreement. The Company made an initial purchase of products totaling approximately $2,676.00 to use as samples for introducing the product line to the current customer base and for new potential clients. The independent contractors are selling the samples wherever possible and are beginning to make some sales. The independent contractors feel that given that the product is a quality product and because they routinely follow-up and service the accounts that the product line will be accepted by their current base of customers. They also feel that they will be able to acquire new customers as well. The Company plans to enhance its line of skin care products in the future as sales increase and as the current line is accepted. Sales orders are small given that the clients are normally small businesses or doctor offices and the orders are expected to remain similar. The Company's sales growth will come over time.

To date, no micro-dermabrasion devices have been sold and after further consideration the Company feels that its focus should be on the sale of the non-prescription skin care line by Dermazone Solutions, LLC. We want to de-emphasize the micro-dermabrasion devices and after selling the 1000 units in inventory will discontinue any further sales and marketing of this product altogether.

As an additional part of the business plan, the Company is seeking business combinations that will increase revenues to offset the slow growth of product sales and revenues.

2. We note your disclosure at Note 5 to the financial statements and your response to prior comment 30. Please explain to us supplementally how you arrived at the terms of your settlement, given your $100,000 reserve and the fact that the initial number of shares at issue was 500,000 on a pre-split basis.

In March, 2005, the Company issued the 50,000 shares of common stock that were in dispute, satisfying any potential future claim by the Plaintiffs. Management came to the conclusion that a fair and proper settlement with the Plaintiffs


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were to issue shares against the investment made by the Plaintiffs. Managements'
decision as to the number of shares was based on the amount of shares requested as a remedy in the initial complaint, the additional costs alleged by the Plaintiffs, and the likely costs of protracted litigation.


Business, page 6

3. We note that on page 6 you state that the company "has employed" two salespersons. Please revise to clarify the status of these salespersons. If you have employees, you will need to revise various parts of your document to reflect this.

We have noted this comment and revised the disclosure to reflect that the salespersons are outside independent consultants.

4. Please confirm that you have complied with Item 10l(b)(8) of Regulation S-B or revise your filing as necessary.

We have noted this comment and revised the disclosure to confirm that there is no need for any government approval of our principal products or services.

Business Plan, page 2

5. We note your disclosure in the second bullet point. Please disclose whether there are currently any merger or acquisition candidates.

We have noted this comment and revised the disclosure to indicate that there are no merger or acquisition candidates as of the date herein.

Products, Marketing, and Sales, page 7

6. We note your statement that "sales of product commenced in February, 2005." Please balance your disclosure by quantifying your sales to date.

We have noted this comment and revised the disclosure to indicate that as of April 19, 2005 the Company has sold approximately $1,560.00 in product.

7. Please disclose the fees that your independent contractors will receive upon sales of products other than those to be distributed pursuant to your agreement with RX USA marketing.

We have noted this comment and revised the disclosure to show that the independent contractors will receive fees of 30% of wholesale price net of expenses.

8. We note your response to comment 8 of our letter dated January 28, 2005. Please revise your filing to disclose the terms of your purchase from and option agreement with Hamilton Clarke Industries. Please clarify whether the option


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agreement  that  appears on page 2 of Exhibit  10.1 is a summation  prepared for this filing, or whether it is a copy of an option granted with your prior purchase.

The option agreement is a copy of the option granted with our prior purchase. Supplementally, an agreement to purchase 1000 Units C.O.D. at $15.00 each was made. Upon inspection, we found many of the units were not working properly and renegotiated the price to $10.00 per unit as well as Hamilton Clarke agreeing to replace all non-working units. The Company was also granted an option by Hamilton Clarke Industries for an additional 9,000 devices. The option must be filled in lots of 1,000 or more and will be terminated if no option order is made before April 30, 2005. The Company will not exercise its option agreement to purchase the additional 9,000 units. After further consideration, the Company feels that its focus should be on the sale of the non-prescription skin care line by Dermazone and wants to de-emphasize the micro-dermabrasion devices. After selling the 1000 units in inventory, the company will discontinue any further sales and marketing of this product.

We have revised the disclosure to reflect the above information.

Competition, page 9

9. We note your response to comment 11 in our letter of January 28, 2005. Please revise your disclosure to state the principal methods by which you intend to compete, i.e. price, quality, customer service, best value, etc. . . . Furthermore, state the general competitive conditions, including the number of companies with which you will compete, in the market for micro dermabrasion devices and other products you intend to offer in the geographic areas in which you intend to commence operations.


We have noted this comment and revised the  disclosure to include the following:
The Company's independent contractors compete primarily via good customer service and follow-up along with a quality product. The Company's micro-dermabrasion devices are priced below similar devices in the market place and are for home use. However, after further consideration, the Company feels that its focus should be on the sale of the non-prescription skin care line by Dermazone and the company wants to de-emphasize the micro-dermabrasion devices. This industry is highly competitive and dozens of companies sell products called micro-dermabrasion devices, with superior technology, from high to low end.

There are also dozens of companies and thousands of products the Company competes with in the sale of its cosmetics and non-prescription dermatology products. The Company believes that it can be successful by offering a quality product that uses a propriety process of Lymphazome encapsulates that penetrate and transport moisture, nutrients and actives into the skin, rather than onto it. This type of product, sold at a good price, along with excellent follow-up and service of the accounts is the key to success, we feel. Because the orders are typically small, the Company realizes that its success and growth of revenues will take time.


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

Consulting Agreement, page 10

10. Please clarify your response to comment 12 of our previous letter to state whether the 100,000 units Mr. Wineberg was issued for consulting services by Brampton Crest International LLC were for services other than those for which he is being compensated by the Company. We may have further comments based on your response.

Supplementally, the 100,000 Units Mr. Wineberg was issued for consulting services by Brampton Crest International, LLC (the "LLC") were for consulting services provided to LLC related to present and future business transactions by LLC. Mr. Wineberg is aware that the 100,000 Units were derived from an affiliate of the Company.

Factors that May Affect Future Operating, page 12
We have a history of losses, page 12

11. Please also discuss your going concern opinion from your auditors.

The revised financial statements do not contain a going concern opinion.


Risks Related to Our Stock, page 14

12. We note your disclosure regarding potential dilution from the exercise of warrants to purchase common stock appearing on page F-10. Please revise this section to more fully discuss the dilative risks associated with ownership of your stock, paying particular attention to the warrants' $.001 exercise price.

We have noted this comment and revised the disclosure to include the following:

Once a market is established, the conversion of warrants into our common stock could cause our common stock price to decline due to the additional shares available in the market. In the event we are trading on a public market, the market price of our common stock could decline and the voting power and value of a shareholders' common stock would be subject to continual dilution if current holders of our warrants converts their warrants into common stock and resells those shares into the market. Depending upon market liquidity at the time, a sale of shares under this offering at any given time could cause the trading price of our common stock to decline. The sale of a substantial number of shares of our common stock under this offering, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. In addition, sales of large amount of these shares in the public market could substantially depress the prevailing market prices for our shares. If that were to happen, the value of current shareholders' common stock could decline substantially.


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

Our common stock may be subject to the Securities and Exchange Commission's penny stock sales rules, page 15

13. Please also describe the additional disclosure requirements of the Securities Enforcement, Remedies and Penny Stock Reform Act of 1990, including the requirement of a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. In addition, indicate that a broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account.


We have noted this comment and revised the disclosure to include the following risk factor:

Broker-dealers may be discouraged from effecting transactions in our shares because they are considered penny stocks and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934 impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "penny stocks". A penny stock generally includes any non-Nasdaq equity security that has a market price of less than $5.00 per share. Our stock is currently not traded on Nasdaq and thus will most likely be deemed to be a "penny stock". In that case, purchases and sales of our shares will be generally facilitated by NASD broker-dealers who act as market makers for our shares. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.


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Management's Discussion, and Analysis, page 16.

14. We note your statement on page 16 that the company "will initially market and sell a motorized scrubbing and cleaning system (Micro Dent abrasion device)." Based on your most recent agreement dated March 1, 2005 with RX USA Marketing, it appears that you will need to revise this statement. Please clarify here and at page 7 in your revised document.

We have noted this comment and revised the disclosure to include the March 1, 2005 with RX USA Marketing and discussion as follows:

With the March 1, 2005 agreement, the Company will now initially market and sell a line of non-prescription skin care products along with a motorized scrubbing and cleaning system. After further consideration, the Company feels that its focus should be on the sale of the non-prescription skin care line by Dermazone and wants to de-emphasize the micro-dermabrasion devices. After selling the 1000 units in inventory, the Company will discontinue any further sales and marketing of this product altogether.

15. We note your agreement with Merrill Lynch. Please revise to clarify the services that Merrill Lynch and/or McColl Partners have agreed to provide. We note that McCall Partners is named as the advisor in the agreement. We also note your description in your index to exhibits that this agreement is a "consent to advisory referral." Please be sure that your disclosure clarifies the precise arrangements that you have entered into.

We have noted this comment and revised the disclosure to reflect that Merrill Lynch and McColl Partners have agreed to provide advisory services in connection with acquisitions, recapitalization, sale of business and or other corporate finance services. Merrill Lynch's role was to introduce the Company to McColl Partners who have agreed to provide the services listed above should the Company desire to engage them. The Company has not engaged McColl Partners at this time.


Certain Relationships and Related Transactions, page 24

16. Disclose the information required by Item 404(d) of Regulation S-B regarding transactions with promoters. For a definition of "promoter," see Rule 405 of Regulation C.

We have noted this comment and revised the disclosure to state that there have not been any promoters of the Company in the last five years.


Capital Stock, page 25


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17. Please provide to us supplementally a detailed  statement that shows how you arrived at 51,518,649 shares of common stock outstanding as of March 11, 2005. We are unable to confirm this number based on your disclosures in this filing.

We will, along with hard copies of the filing, provide a current shareholders list showing the 51,518,649 shares of common stock outstanding as of March 11, 2005.


Legal Proceedings, page 30

18. We note your disclosure at Note 5 to the financial statements. It appears that this may be a pending legal proceeding. Please provide to us a detailed legal analysis as to why you did not disclose this matter here. Alternatively, please revise your disclosures to reflect this matter, including the court in which the suit was filed, the legal claims pursued by the plaintiffs, and the relief requested by the plaintiffs. Also state whether the participants in this offering were third-parties or had some prior relationship with the company or management at the time of the initial offering or at the time of settlement. If they had a material relationship with you, state the nature of that relationship. We may have additional comments upon review of your response.

In March,  2005,  the Company issued the 50,000 shares of common stock that were
in  dispute,   satisfying  any  potential   future  claim  by  the   Plaintiffs.
Accordingly, there is no longer any pending legal proceeding.

Recent Sales of Unregistered Securities, page 33

19. We note your supplemental response to comment 24 in our January 28 letter. Please state in your document for each sale of common stock or warrant, the exemption you relied upon and the basis for your reliance.

We have noted this comment and revised the disclosure to include the following:

We have sold or issued the following securities not registered under the Securities Act by reason of the exemption afforded under Section 4(2) of the Securities Act of 1933, during the three year period ending on the date of filing of this registration statement. Except as stated below, no underwriting discounts or commissions were payable with respect to any of the following transactions. The offer and sale of the following securities was exempt from the registration requirements of the Securities Act under Rule 506 insofar as (1) except as stated below, each of the investors was accredited within the meaning of Rule 501(a); (2) the transfer of the securities were restricted by the company in accordance with Rule 502(d); (3) there were no more than 35 non-accredited investors in any transaction within the meaning of Rule 506(b), after taking into consideration all prior investors under Section 4(2) of the Securities Act within the twelve months preceding the transaction; and (4) none of the offers and sales were effected through any general solicitation or general advertising within the meaning of Rule 502(c).


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20. We note your  response  to comment 30 of our prior  letter,  in  addition to other disclosures in your document and in the notes to your financial statements. For example, we note on page 26 that you issued 5,625 shares of common stock on November 24, 2004. In addition, we note that your sale to Brampton Crest International LLC included sales to third parties which you do not disclose here. Note that all sales of securities, whether for cash or other consideration, that have occurred in the last three years must be discussed in this section, Regulation S-B, Item 701. Revise this section to include this transaction and all other sales, as applicable.


We have noted this comment and revised the disclosure to include the following:

During 2001, the Company borrowed $45,000 from one of its directors, as evidenced by a note which bears interest at the rate of 8% per year and was due on March 19, 2002. The note was personally guaranteed by the Company's former president and the terms were subsequently modified to provide for repayment in the form of 5,625 shares of the Company's common stock. These shares were issued on November 24, 2004.

In connection with the note, the Company issued to the lender warrants to purchase 45,000 shares of the Company's common stock at $0.20 per share. The warrants are exercisable until March 21, 2006. Due to the lack of marketability of the Company's Common Stock at the date of issuance, the Company was unable to value the warrants.

In January and March 2002, the Company sold 50,000 shares of its common stock at a price of $1.976 per share to one individual, for which the Company received $98,792. As the shares were not issued, a liability for stock to be issued of $98,792 was recorded. On November 24, 2004, 50,000 shares of common stock were issued to satisfy the liability.

As part of the shares issued to Brampton Crest International LLC, an aggregate of 13,200,000 shares were issued to persons designated by Brampton Crest International LLC as permitted pursuant to the provisions of the Chapter 11 reorganization in US Bankruptcy Court.

21. Please disclose the  consideration for each sale you disclose here. Refer to
Item 701(c) of Regulation S-B.

Please see the response to question 20 herein.

Financial Statements

22. Your independent auditor's report covers the statements of operations, stockholders deficiency, and cash flows for each of the two years ended December 31, 2004. Please obtain a revised independent auditor's report that covers the period, from November 24, 2004 (the date you emerged from bankruptcy) to December 31, 2004, the period from January 1, 2004 to November 24, 2004, and the year ended December 31, 2003. In doing so, please also note that the balance


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

sheet as of December 31, 2004 and the statement of operations for the period from November 24, 2004 (the date you emerged from bankruptcy) to December 31, 2004 should not be characterized as debtor in possession, while the financial statements of the predecessor should be. Please make arrangements with your auditor to have these revisions made.

We have revised our independent auditors report to cover the periods from November 24, 2004 to December 31, 2004 and the period from January 1, 2004 to November 24, 2004 (Debtor-in-Possession) and the year ended December 31, 2003 (Debtor-in-Possession).

We have also revised the  headings to reflect that from the period  November 24,
2004  through   December  31,  2004,  the  Company  was  not   characterized  as
Debtor-in-possession.


Balance Sheets, page F-2

23. Your balance sheet does not balance and the cash balance per the statement of cash, flows does not agree to the balance sheet. Please revise accordingly.

The balance sheet cash balance has been revised to agree with the cash balance on the statement of cash flows.

Statements of Stockholders' Deficiency, page F-4

24. Your accumulated deficit upon emergence from bankruptcy and adoption of fresh-start accounting on page F-12 does not agree to that shown in the same caption on page F-4 of your statements of stockholders' deficiency. Please make the appropriate revisions.

The accumulated deficit upon emergence from bankruptcy and adoption of fresh-start accounting in the notes on page F-13 has been revised and now agrees to that shown in the same caption on page F-4 of the Statement of Stockholders Equity.

25. We have reviewed your response to comment 34. Your statement of stockholders', deficiency appears to reflect the issuances as occurring after your emergence from bankruptcy rather than before it. Is this correct? If so, then revise your disclosures throughout the filing. If this is not correct, then revise your statement of stockholders' deficiency.

We have revised the Statement of Stockholders Equity to reflect issuances of 353,262 shares of common stock to 4 consultants prior to emergence from bankruptcy.


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

26. Please revise your statement of stockholders' deficiency to match your balance sheet and Note 1. Currently the December 31, 2004 balances in common stock, preferred stock, and stockholders' equity per the statement of stockholders' deficiency do not agree to the balance sheet. In addition, the number of preferred shares identified as being cancelled in December 2004 in
Note 1 -- Organization and Capitalization does not agree to the statement of stockholders' deficiency.

Also, given that no preferred stock is outstanding at that date, it is unclear why your statement of stockholders' deficiency and Note 7 reflect a balance in preferred stock at December 31, 2004.

We have revised the Statement of Stockholders Equity to match the Balance Sheet and Note 1 as it relates to common stock, preferred stock and stockholders equity. We have also revised the financial statements and notes #1 and #7 to reflect zero preferred stock since no preferred stock was outstanding at that date.

Note 1 -- Summary pf Significant Accounting Policies, page F-6

Organization and Capitalization

27. You refer to Note 11 here and elsewhere in the filing, but no Note 11 currently exists. Please make the appropriate revisions.

We have revised any reference to note 11 since no note 11 exists.


Concentration of Credit Risk, page F-7

28. Please revise your disclosure regarding deposits in, excess of insured limits to be consistent with the balance sheet, which indicates no cash balance.

The revised balance sheet cash balance is now consistent with note reference regarding concentration of credit risk on page F-7.

Inventory, page 4

29. We have reviewed your response to comment 32. Please revise your disclosure to clarify that your inventory consists of 1,000 micro dennabrasion devices.

We have revised the value of inventory from $15,000 to $10,000 due management's assessment of the quality of the inventory. Some of the products were defective and returned. This is why we reduced the inventory. A corresponding amount of $5,000 decreased the accounts payable as of December 31, 2004. Also we have


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increased our note  disclosure  to clarify that the inventory  consists of 1,000 micro-dermabrasion devices.

Current inventory consists of 1000 micro-dermabrasion devices along with $2,676.00 dollars of the following Celazome skin care products (purchased in 2005) from RX USA Marketing:

  Eyelyph Serum.
  Serum Vitae.
  Daily Antioxidant Moisture Supplement.
  Fade Shades Lightening Cream.
  Spoil Me Body Moisturizer.
  Enzyme Exfoliating Mask.


30. We also note in your response to comment 8 that the current price for the micro-dermabrasion units is $10 per unit. Please tell us why you believe your valuation at $15 per unit is in consistent with a lower of cost or market valuation or revise your accounting accordingly.

We have revised the value of inventory from $15,000 to $10,000 due management's assessment of the quality of the inventory. Some of the products were defective and returned. This is why we reduced the inventory. A corresponding amount of $5,000 decreased the accounts payable as of December 31, 2004. Also we have increased our note disclosure to clarify that the inventory consists of 1,000 micro-dermabrasion devices.


Note 2 - Bankruptcy Proceedings and Fresh Start Accounting. page F-11 Fresh Start Accounting, page F-12

31. Your accumulated deficit upon adoption of fresh start accounting shown here does not agree to that shown in your statement of stockholders' deficiency on page F-4. Please make the appropriate revisions. Please also explain to us why you do not have a zero balance upon emergence and adoption of fresh start accounting as required by paragraph 39 of SOP 90-7.

We have revised the accumulated deficit upon adoption of fresh-start accounting in the notes of the financial statements to agree to the amounts reflected in the Statement of Stockholders Equity on page F-4.

Also, we have revised the amount of accumulated deficit to zero upon emergence and adoption of fresh-start accounting as required by paragraph .39 of SOP 90.7

32. Please revise the table showing the reorganization adjustments to conform to the format shown in paragraph B-S of SOP 90-7. Please also ensure that the related footnotes adequately describe each adjustment. See paragraph B-6 of SOP 90-7.

We have revised the table showing reorganization adjustments to conform. To the format shown in paragraph B-5 of SOP-90-7 with all related required footnotes describing each adjustment.

33. Please disclose why you did not reflect the extinguishment of the old common stock and the issuance of the new common stock in the reorganization adjustments table in the manner shown in paragraph B-S of SOP 90-7 with a footnote describing the allocation method for the new shares. Otherwise, revise your table accordingly.

We have revised the notes to the financial statements to reflect the extinguishment of the old common stock and the issuance of the new common stock in the reorganization adjustments table in the manner shown in paragraph B-5 of SOP-7 with a footnote describing the allocation method for the new shares.

34. If, as you explain in your response to comment 41, the transaction resulting in the issuance of the 40,000,000 shares and warrants was a part of the approved bankruptcy emergence plan, please tell us why you did not reflect it in the reorganization adjustments table. Otherwise, revise the table accordingly.

The 40,000,000 shares and warrants was part of the approved bankruptcy emergence plan and is now reflected in the reorganization adjustments table.

35. You do not disclose the significant matters regarding the determination of your reorganization value as required by paragraph .39 of SOP 90-7. Please do so. See also paragraphs B-1 to B-3 of SOP 90-7 for further guidance.

We have revised the notes to the financial statements to disclose the significant matters regarding the determination of the reorganization value as required by paragraph .39 of SOP-7.

Note 5 -- Contingency Reserve for Shares in Litigation, page F-13

36. Please revise your disclosure to specify the number of shares issued in the settlement subsequent to year end.

We have revised note 5 to reflect that subsequent to year end 50,000 shares were issued in settlement.


Note 10-- Other Matters, page,F-16
Stock Purchase Agreement


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

37. We have reviewed your response to comment 41(b). Please provide us with a detailed explanation of your accounting for the transaction, including in columnar format, the pre-purchase balance sheet, purchase accounting entries and adjustments, and the post-purchase balance sheet. Provide any additional explanation necessary to understand your purchase accounting.

The following was the pre-purchase balance sheet after fresh start accounting of Brampton Crest International, Inc. and Brampton Crest, LLC at the time of the stock purchase agreement. All assets and liabilities were already at fair value, which approximated cost.

The Company did not treat the Stock Purchase Agreement as a reverse acquisition.

The total shares outstanding on November 24, 2004 were 41,418,648 of which Brampton Crest LLC owned 26,800,000 or approximately 65%.

The 13,200,000 balance of shares were purchased  by outside investors.

The transaction whereby the LLC purchased the shares of Brampton Crest International, Inc. was per a court order reorganization. This was not a merger.

The entry to record the acquisition of the 40,000,000 units was on Brampton Crest International, Inc.'s books and was a credit to common stock and paid in capital of $39,250 and $10,750 respectively with a reduction to accounts payable of $50,000.

38. As previously requested tell us the accounting literature you relied upon, and how you met the criteria in that accounting literature. Please note that we are asking you to discuss the specific accounting literature you relied on rather to identify the comprehensive basis of accounting used (US GAAP).

The following was the pre-purchase balance sheet after fresh start accounting of Brampton Crest International, Inc. and Brampton Crest, LLC at the time of the stock purchase agreement. All assets and liabilities were already at fair value, which approximated cost.

The Company did not treat the Stock Purchase Agreement as a reverse acquisition.

The total shares outstanding on November 24, 2004 were 41,418,648 of which Brampton Crest LLC owned 26,800,000 or approximately 65%.

The 13,200,000 balance of shares were purchased  by outside investors.

The transaction whereby the LLC purchased the shares of Brampton Crest International, Inc. was per a court order reorganization. This was not a merger.

The entry to record the acquisition of the 40,000,000 units was on Brampton Crest International, Inc.'s books and was a credit to common stock and paid in capital of $39,250 and $10,750 respectively with a reduction to accounts payable of $50,000.

39. Your disclosure on page 4 continues to appear to be inconsistent with the disclosure in Note 10 on page F-16. The disclosure on page 4 is that the shares were issued on October 5, 2004, which appears to be a month prior to the authorization of the additional shares on November 18, 2004. Note 10 states that the stock purchase agreement was finalized on November 24, 2004. Please revise throughout to clarify the apparent discrepancy.

We have revised the disclosure on page 4 to agree with the disclosure in Note 10 on page F-18.

Reverse Split, page F-17

40. It appears that either the number of shares outstanding before the 10-1 reverse stock split or after the reverse split is inaccurate, as neither number would result from dividing or multiplying by 10.


We have revised the number of shares outstanding after the reverse split to equal 1-for-10 with the small difference now reflected as fractional shares as mentioned in the notes to the financial statements (see page F-19 - Reverse Split).

Private Placement Offering, page F-17

41. Please revise your valuation of the stock-based compensation issued to allocate the consideration received between the stock and attached warrant based on fair value. Such an allocation would appear to provide a better indication of the value of your common stock. In this regard, it does not appear reasonable that the fair value of one share of your common stock is $0.15 while a warrant to acquire another share for $0.001 has no value. A valuation model, such as Black-Scholes should be used to determine the fair value of the warrants and you should disclose each of the assumptions used to determine the fair value of the warrants in the filing. Please similarly revise your accounting for your other warrant issuances as well. Please supplementally show us your computations as well.

We have revised our valuation of the stock-based compensation issued between the common stock and attached warrant based on fair value in the notes to the financial statements. We have disclosed each of the assumptions used to determine the fair value.

The fair value was determined by using the Black-Scholes Valuation Model.


Consulting Agreement, F-19

42. We have reviewed your response to comment 29. Please revise your valuation of the warrant issued to Mr. Wineberg, when issued, to record it at its fair value. A. valuation model, such as Black-Scholes, should be used to determine the fair value of the warrants and you should disclose each of the assumptions used to determine the fair value of the warrants in the filing. Please supplementally show us how you computed the fair value.

We have also revised our valuation of the warrants issued to Mr. Wineberg to its fair value in the notes to the financial statements. We have disclosed each of the assumptions to determine the fair value.

The fair value was determined by using the Black-Scholes Valuation Model.


Exhibit 10.4, Subdistributor Agreement with RX USA Marketing

43. Please advise us supplementally as to whether or not you needed and/or obtained any prior consent from the distributor to enter into your subdistributor agreement. In particular, we note section 6 of the distributor agreement between Dertnazone and RX USA Marketing, which contains a confidentiality provision.

Mr. Breindel President of RX USA Marketing does not need prior approval from Dermazone Solutions, LLC to enter into this agreement.

44. We note that you have not filed Schedule A, which contains the pricing information. Please file this information, as it appears to be material. Alternatively, please advise us as to why you have not filed this information.

We have noted this comment and have filed Schedule A.


Yours truly,


/s/ J. Rod Martin

J. Rod Martin
President


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